FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

November 3, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 3, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

Dorato receives additional Taricori drill results, expanding the zone of gold and base metal mineralization on the Cordillera del Condor project in northern Peru.

Item 5.	Full Description of Material Change

The Issuer reports receipt of additional results from Minera Afrodita’s 2010 drilling program at Taricori, Cordillera del Condor Project, Peru.  Drillhole TAR-032 returned 4.40 meters grading 26.11 g/t gold, 114.20 g/t silver and 5.81% zinc and includes 3.29 meters grading 31.19 g/t gold, 4.25 g/t silver and 0.05% zinc.  The Issuer has a right to acquire 100% of Minera Afrodita.

Taricori Drilling Results

Drillholes TAR-026 – TAR-036 test the eastern extension of the Taricori gold - base metal mineralization.  Drillholes TAR-026 - TAR-030 tested the extent of gold mineralization of north-east trending vein-hosted gold mineralization north of the main east-west vein.  Anomalous gold and base metal mineralization was intercepted in all holes.  TAR-026 returned 1.1 meters grading 1.21 g/t gold, 7.00 g/t silver and 0.25% zinc.  TAR-030 returned 0.5 meters grading 10.49 g/t gold, 82.00 g/t silver, and 6.48% zinc.

Drillholes TAR-031 – TAR-036 test the eastward strike-extension of the main east-west vein from two drill platforms.  All holes intercepted anomalous gold mineralization.  TAR-032 returned 4.40 meters grading 26.11 g/t gold, 114.20 g/t silver and 5.81% zinc and includes 3.29 meters grading 31.19 g/t gold, 4.25 g/t silver and 0.05% zinc.  TAR-033 intercepted the east-west vein at a low angle and returned 3.70 meters grading 23.05 g/t gold, 140.8 g/t silver and 4.15% zinc and includes 1.42 meters grading 31.46 g/t gold, 7.74 g/t silver and 0.02% zinc.  Detailed drill highlights are included in Table 1.

Drill testing of the easterly Taricori extensions will soon be suspended in order to test the high-priority Lucero target, where geophysics and surface geochemical anomalies have defined a 1,100 metre by 750 metre, potential bulk-tonnage target. Drilling to date at Taricori has defined a high-grade vein deposit, approximately 500 metres in strike length.  Mineralization thins toward the east, but remains open at depth.  Additional drilling to depth is hampered by topographical constraints, which limit the ability to further expand the mineralized zone at depth.

Figure 1: Taricori Drillhole Plan.  Drillholes reported shown in red.  Major mineralized veins are projected to surface as dashed red lines.

Management Appointment

The Issuer is pleased to announce the appointment of Mr. John Drobe as Vice President-Exploration.  John was most recently Chief Geologist for Corriente Resources Inc., responsible for all aspects of exploration and resource definition at the company’s Mirador, Panantza, and San Carlos porphyry copper deposits.  Corriente was recently acquired by a Chinese group for US$680 million.  John is a geologist with 24 years experience, specializing in porphyry copper-gold, epithermal and skarn deposits throughout Latin America.  John is an expert on Cordillera del Condor geology and his knowledge and experience in this area will add tremendous value to the company given the substantial amount of high-quality data that has been collected during the past two years.  In addition, John brings considerable resource modeling experience, which will be invaluable as more discoveries are made on the Peruvian side of the border.

Table 1: Taricori Drill Results

DRILL HOLE	FROM	TO	LENGTH	GOLD	SILVER	ZINC
	(m)	(m)	(m)	(g/t)	(g/t)	(%)
TAR-026	92.38	93	0.62	1.79	14.90	0.89
	136.05	136.5	0.45	1.07	22.30	2.51
	150	150.26	0.26	2.77	45.40	1.92
	150.6	151.7	1.1	1.21	7.00	0.25
TAR-027	56	56.13	0.13	1.23	18.60	3.22
	153.95	154.3	0.35	1.19	18.90	1.38
	220.15	220.85	0.7	0.84	47.20	0.31
TAR-028	57.64	57.86	0.22	1.04	17.80	0.67
TAR-029	106.15	107	0.85	1.84	14.31	1.27
TAR-030	111.25	111.6	0.35	1.13	92.00	2.05
	141.79	143.04	1.25	0.84	30.11	2.19
	179.5	180	0.5	10.49	82.00	6.48
TAR-031	7.45	9.65	2.2	0.65	16.20	0.06
	16.86	18.27	1.41	1.69	43.60	0.07
	52.23	52.92	0.69	2.94	7.12	0.24
	175	177	2	1.73	1.90	0.07
	196.55	198.88	2.33	8.38	51.33	5.99
TAR-032	8.45	9	0.55	5.71	703.00	0.02
	27	28.34	1.34	0.67	4.70	0.01
	30.5	30.63	0.13	15.06	53.00	2.35
	102	104	2	0.54	1.10	0.04
TAR-032	133.23	133.57	0.34	1.68	59.20	1.91
	134.33	138.37	4.04	26.11	114.20	5.81
INCL.	135.08	138.37	3.29	31.19	4.25	0.05
	146.1	146.4	0.3	0.61	10.00	1.19
TAR-033	7.75	8.22	0.47	0.57	6.90	0.03
	30.9	34.6	3.7	23.05	140.48	4.15
INCL.	33.18	34.6	1.42	31.46	3.74	0.02
	30.9	31.6	0.7	38.24	275.00	10.24
	31.6	33.18	1.58	2.01	23.70	0.72
	33.18	33.74	0.56	19.04	43.00	3.08
	33.74	34.6	0.86	51.94	309.00	6.21
	36.92	39	2.08	3.21	15.60	0.38
	41.9	43.24	1.34	3.67	81.70	6.02
	44.8	46.65	1.85	6.24	20.29	2.86
INCL.	44.8	45.35	0.55	16.20	42.00	6.25
	71	72.37	1.37	1.77	68.20	1.68
	74.6	77	2.4	4.90	123.50	12.43
INCL.	75.8	77	1.2	6.06	129.00	11.82
TAR-034	22.88	25.5	2.62	1.51	37.79	0.17
TAR-035	66.49	66.74	0.25	0.92	58.40	3.40
	87.46	89	1.54	0.88	60.34	0.26
	96.86	97.84	0.98	1.75	15.29	0.34
	142.93	144.07	1.14	3.45	15.20	0.74
	184.15	186	1.85	0.76	14.67	0.75
	227	227.85	0.85	1.05	59.00	2.79
TAR-036	78.95	79.25	0.3	1.56	73.1	5.98
	267.3	268.6	1.3	0.821	5.5	0.3549
	270.2	270.6	0.4	0.938	23.5	1.75

*cut-off to >0.5 g/t with no internal dilution included.

Taricori Gold Mineralization – Technical Summary

Mineralization at Taricori consists of gold-bearing base metal veins hosted predominantly by Middle Jurassic granodiorite and Cretaceous to Tertiary hypabyssal dacite intrusions.  Minor but important gold mineralization occurs in siliciclastic sedimentary rocks and felsic epiclastic volcanic rocks.

Gold at Taricori is present in isolated veins and in veinlets that locally form vein-swarms in excess of 10 meters in thickness.  Taricori veins pinch and swell locally and are interpreted to infill brittle fractures which pre- and post-date gold mineralization.  Taricori veins are composed of pyrite, sphalerite and galena.  Locally they contain significant amounts of carbonate gangue (calcite and rhodochrosite) with weakly developed cockade banding and crystal growth indicative of open space filling.  Quartz is typically absent in gold bearing veins and is considered a minor gangue mineral.  Alteration associated with gold bearing veins consists of proximal pyrite + sericite +/- illite and is gradational with distal chlorite +/- illite alteration over a few meters.

Surface and underground geological mapping has identified three mineralized vein orientations.  A series of northeast-striking, moderately to steeply southeast-dipping veins are concentrated in granodiorite of the Zamora Batholith and have a periodicity of ~125-150 meters.  A second set of northwest-striking, steeply northwest-dipping veins are present and cross-cut the dacite – granodiorite contact.  The third set of veins dips moderately to steeply towards the south and are spatially associated with the granodirote – dacite contact.

The best gold mineralization occurs at the intersection of east and northeast striking quartz veins and vein-swarms.  Assay data indicate that Taricori gold veins are locally high grade (e.g. 1456.89 g/t gold, 1202 g/t silver, 13.05 ppm lead, and 6.98 ppm zinc).  High grade veins are recognizable by their association with base metals and rhodochrosite.

The Issuer’s focus is to discover large gold resources of interest to mid-tier and major mining companies.  Consequently it is refocusing efforts on the Lucero target, which has bulk-tonnage potential based on recently announced surface soil and trench results.  In addition, regional airborne geophysical surveying, currently in progress, will fully assess the potential entire 1,050 square kilometre belt.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold aversilvering 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional  0.71 million ounces inferred contained ounces aversilvering 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo., the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Board of Directors

The Issuer also announces that Mr. Augusto Baertl has resigned as a Director due to personal and business commitments.  The Board would like to take this opportunity to thank Mr. Baertl for his invaluable input over the past several months and wishes him well in his future endeavours.

Stock Options

The Issuer further announces that, pursuant to its 2009 Incentive Stock Option Plan, it has granted incentive stock options to Mr. Drobe allowing him to purchase up to 150,000 common shares in the capital stock of the Issuer.  The options are exercisable at a price of CAD 1.35 for a period of two years ending November 3, 2012.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding the Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe the Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

November 18, 2010